UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Adoption of 2026 Second Equity Incentive Plan and Restricted Share Awards

On July 15, 2026, the compensation committee (the “Compensation Committee”) of the board of directors of MDJM LTD, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), reviewed and approved the Company’s 2026 Second Equity Incentive Plan (the “Plan”) and recommended the Plan to the board of directors of the Company (the “Board”) for approval. On July 15, 2026, the Board approved and adopted the Plan, effective immediately.

The purpose of the Plan is to attract and retain qualified personnel, provide additional incentives to them and align their interests with those of the Company’s shareholders. The Plan provides for the grant of non-statutory share options, restricted shares, share appreciation rights, performance units, performance shares, restricted share units and other share-based awards to service providers, and incentive share options to employees, subject to the terms and conditions of the Plan. The Plan is administrated by the Board or a committee thereof. Subject to adjustment as provided in the Plan, the maximum aggregate number of ordinary shares, par value $0.875 per share, of the Company reserved for issuance is 200,000 Class A ordinary shares and 200,000 Class B ordinary shares. The foregoing description of the Plan is not complete and is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Pursuant to the Plan, on July 15, 2026, the Board and the Compensation Committee approved the grant and issuance of an aggregate of 400,000 ordinary shares of the Company (the "Shares"), consisting of 200,000 Class A ordinary shares and 200,000 Class B ordinary shares, to certain employees of the Company as compensation for services rendered to the Company. Each award of Shares is governed by a Restricted Shares Award Agreement between the Company and the applicable recipient, the form of which was approved by the Board and is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Of the Shares, 200,000 Class B ordinary shares were granted and issued to Mr. Siping Xu, the Chief Executive Officer and the Chairman of the Board of Directors of the Company, for his service rendered to the Company. As a result of the issuance of these shares, Mr. Siping Xu directly or indirectly controls approximately 89.71% of the aggregate voting power of the issued and outstanding ordinary shares of the Company.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File Number 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File Number 333-278269), as amended, and into the prospectus outstanding under the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
10.1	MDJM LTD 2026 Second Equity Incentive Plan
10.2	Form of Restricted Shares Award Agreement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: July 23, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors